TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
February 21, 2017

Manulife Financial Corporation announces Dividend Rates on Non-cumulative Rate Reset Class 1 Shares Series 7 and Non-cumulative Floating Rate Class 1 Shares Series 8
TORONTO – Manulife Financial Corporation ("Manulife") today announced the applicable dividend rates for its Non-cumulative Rate Reset Class 1 Shares Series 7 (the "Series 7 Preferred Shares") (TSX: MFC.PR.H) and Non-cumulative Floating Rate Class 1 Shares Series 8 (the "Series 8 Preferred Shares").
With respect to any Series 7 Preferred Shares that remain outstanding after March 19, 2017, holders thereof will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on March 20, 2017, and ending on March 19, 2022, will be 4.31200% per annum or $0.269500 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as at February 21, 2017, plus 3.13%, as determined in accordance with the terms of the Series 7 Preferred Shares.
With respect to any Series 8 Preferred Shares that may be issued on March 19, 2017 in connection with the conversion of the Series 7 Preferred Shares into the Series 8 Preferred Shares, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, calculated on the basis of actual number of days elapsed in each quarterly floating rate period divided by 365, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the three-month period commencing on March 20, 2017, and ending on June 19, 2017, will be 0.90639% (3.59600% on an annualized basis) or $0.226598 per share, being equal to the sum of the three-month Government of Canada Treasury bill yield as at February 21, 2017, plus 3.13%, as determined in accordance with the terms of the Series 8 Preferred Shares.
Beneficial owners of Series 7 Preferred Shares who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (Toronto time) on March 6, 2017. The news release announcing such conversion right was issued on February 10, 2017 and can be viewed on SEDAR or Manulife's website. Conversion inquiries should be directed to Manulife's Registrar and Transfer Agent, CST Trust Company, at 1‑800-387-0825.
The Toronto Stock Exchange ("TSX") has conditionally approved the listing of the Series 8 Preferred Shares effective upon conversion. Listing of the Series 8 Preferred Shares is subject to Manulife fulfilling all the listing requirements of the TSX and, upon approval, the Series 8 Preferred Shares will be listed on the TSX under the trading symbol "MFC.PR.S".
The Series 7 Preferred Shares and the Series 8 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. At the end of 2016, we had $977 billion (US$728 billion) in assets under management and administration, and in the previous 12 months we made almost $26 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com